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FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
July 16, 2012	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
VIA EDGAR CORRESPONDENCE	Hamburg	San Francisco
	Hong Kong	Shanghai
Max A. Webb	Houston	Silicon Valley
Assistant Director	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
Securities and Exchange Commission	Madrid	Washington, D.C.
100 F Street, N.E.	Milan
Washington, D.C. 20549

Re:                             Manchester United Ltd.
Registration Statement on Form F-1
Filed on July 3, 2012
File No. 333-182535

Dear Mr. Webb:

We are in receipt of the letter dated July 11, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-1 (as it may be amended or supplemented, the “Registration Statement”).  We are responding to the Staff’s comments on behalf of Manchester United Ltd. (the “Company”) as set forth below.  Simultaneously with the filing of this letter, the Company is filing (via EDGAR) the first amendment to the Registration Statement (“Amendment No. 1”), which reflects changes made to respond to the Staff’s comments.  Courtesy copies of this letter, Amendment No. 1 and supporting documentation are being submitted to the Staff supplementally.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the letter dated July 11, 2012 from the Staff.  All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 1.  For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

In preparing this response letter, we and the Company have tried to explain both the reasons behind the responses and the revisions made to the Registration Statement.  We hope this will facilitate your review of Amendment No. 1.

Market and Industry Data, page ii

1.             We note your response to our prior comment 3 and reissue in part. We note your disclosure in the second paragraph that the term “followers” included those individuals who responded that you were either their favorite football team in the world or a football team that they enjoyed following. Although you state your belief that each of your followers engages with your brand in some capacity, it appears that there may be different levels of engagement when distinguishing between fans and other followers. Please revise to quantify the number of individuals who indicated you were their favorite football team versus the number of individuals who indicated you were a football team that they enjoyed following.

Response:

The Company notes the Staff’s comment and has revised the disclosure accordingly.  Please see page ii of Amendment No. 1.

Summary Consolidated Financial and Other Data, page 11

2.             Refer to the Use of Proceeds section on page 38. As it appears that proceeds of the offering will be used to repay certain indebtedness, please provide pro forma earnings per share data (basic and diluted) giving effect solely to the payment of debt with proceeds of the shares used for this purpose. Please present this pro forma data for the most recent fiscal year and interim period. In addition, please also provide a note that explains the basis of the computation of this pro forma information including how much debt will be repaid, the amount of shares with its estimated IPO price used for this purpose, and the related pro forma weighted average shares outstanding. Please revise accordingly.

Response:

The Company notes the Staff’s comment and has revised the disclosure to provide pro forma, as adjusted earnings per share data (basic and diluted) for the most recent fiscal year and interim period.  Additionally, the Company has revised the disclosure to provide a note that explains the basis of the computation of this pro forma, as adjusted information, the amount of shares with its estimated IPO price used for this purpose, and the related pro forma weighted average shares outstanding.  Please see pages 12, 13, 14, 46, 47, 48 and 49 of Amendment No. 1.

Use of Proceeds, page 38

3.             We note that you intend to use your net proceeds to reduce indebtedness. We also note your disclosure on page 66 that you have previously repurchased some of your senior secured notes but you have not retired or cancelled such notes. Please tell us, with a view towards revised disclosure, if you intend to retire or cancel the notes you redeem with the proceeds of this offering or if you intend to retain the option to sell those notes in the future.

Response:

The Company notes the Staff’s comment and advises that the Company intends to retire the notes that it redeems with the proceeds of this offering. The Company has revised the disclosure accordingly. Please see pages 7, 14, 15, 40, 43, 48, and 49 of Amendment No. 1.

Description of principal indebtedness, page 66

4.             You disclose on page 38 that you intend to reduce your indebtedness by exercising your option to redeem a portion of your senior secured notes. Please disclose the material terms of the redemption option, including, for example, the schedule of premiums and whether redemptions are pro rata.

Response:

The Company notes the Staff’s comment and has revised the disclosure accordingly.  Please see page 72 of Amendment No. 1.

Material US Federal Income Tax Consequences, page 120

Treatment of the Company as a Domestic Corporation, page 121

5.             We note that counsel’s opinion regarding the treatment of the company as a domestic corporation for US federal income tax purposes is subject to uncertainty. In this regard, we note the use of the word “should.” Please revise to explain why counsel cannot give a “will” opinion and to describe the degree of uncertainty in the opinion. Please also revise the last risk factor on page 33 and this section in an appropriate place to discuss in greater detail the risks of this uncertain tax treatment to investors.

Response:

As discussed telephonically with the Staff on July 12, 2012, the disclosure on page 126 of Amendment No. 1 has been revised to indicate that the relevant Treasury Regulations promulgated Section 7874 of the Code were only recently issued and have not been interpreted by the courts, which is the reason behind the use of the word “should.”  The disclosure has also been revised to indicate that if the Company is not treated as a domestic corporation pursuant to Section 7874, the principal consequence to investors would be that distributions would not be treated as U.S.-sourced and, therefore, not subject to U.S. dividend withholding tax.  As discussed, the Company also respectfully submits that no additional changes to the referenced risk factor are required because there are no material risks resulting from any uncertainty in the tax treatment to investors.

Underwriting, page 127

Selling Restrictions, page 131

Greece, page 135

6.             Please remove the statements in the first and second sentences of this section that the prospectus has been approved by the SEC.

Response:

The Company notes the Staff’s comment and has revised the disclosure accordingly.  Please see page 140 of Amendment No. 1.

***

If you have any questions regarding the foregoing, please contact Marc D. Jaffe at (212) 906-1281 or marc.jaffe@lw.com, Ian D. Schuman at (212) 906-1894 or ian.schuman@lw.com or Alexander F. Cohen at (202) 637-2284 or alexander.cohen@lw.com.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:	Patrick Kuhn, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Donald Field, Securities and Exchange Commission
Justin Dobbie, Securities and Exchange Commission
Edward Woodward, Manchester United Ltd.
Ian D. Schuman, Esq., Latham & Watkins LLP
Alexander F. Cohen, Esq., Latham & Watkins LLP
Mitchell S. Nusbaum, Esq., Woods Oviatt Gilman LLP
Christopher R. Rodi, Esq., Woods Oviatt Gilman LLP
Michael P. Kaplan, Esq., Davis Polk & Wardwell LLP
John B. Meade, Esq., Davis Polk & Wardwell LLP
Jennifer Harper, PricewaterhouseCoopers LLP